

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

Jacob Sayer
Chief Financial Officer
Form 10-K for the year ended December 31, 2023
2000 Center Drive, Suite East A401
Hoffman Estates, Illinois 60192

>   **Re: Form 10-K for the year ended December 31, 2023**
>   **File No. 001-38952**

Dear Jacob Sayer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended 12/31/23

Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 58

1. We note your disclosure regarding the identification of control deficiencies which "resulted in material errors to our inventory excess and obsolescence reserve and deferred tax asset valuation allowance that have been corrected in the consolidated financial statements as of and for the year ended December 31, 2023." To help us better understand your disclosure, please quantify the errors and disclose the reporting periods impacted.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing